

Mail Stop 4546

February 17, 2017

Richard Brand
Chief Financial Officer
BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005

> **Re: BeyondSpring Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed February 7, 2017**
> **File No. 333-214610**

Dear Mr. Brand:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Pipeline, page 4

1.   Please revise the disclosure in the "status" column for the neutropenia trials depicted in the first row of the pipeline table to show the timing for both of the Phase 2/3 trials since they are different.

Plinabulin, Our Lead Drug Candidate, page 90

2.   We refer to your statement on page 94 that if the interim data for the Phase 3 portion of your Phase 2/3 trial demonstrates non-inferiority, the trial will be completed. Please clarify whether this means that the trial may be completed early without evaluating

secondary endpoints. In addition, in the event that the interim results do not demonstrate non-inferiority, please indicate your expected course of action and when you would expect to report final results from the trial.

Taxation, page 149

3. We note that your tax opinion uses the short-form format. Therefore, please revise your disclosure to identify counsel, state that the disclosure is counsel's opinion and clearly identify the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin 19.

You may contact Vanessa Robertson at (202) 551-3649 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at (202) 551-8776 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Andrea L. Nicolas, Esq.
    Skadden, Arps, Slate, Meagher & Flom LLP